Mail Stop 03-08


										February 8, 2005


By Facsimile and U.S. Mail

Mr. Bennett L. Nussbaum
Senior Vice President and Chief Financial Officer
Winn-Dixie Stores, Inc.
5050 Edgewood Court
Jacksonville, FL 32254

	RE:	Winn-Dixie Stores, Inc.
		Form 10-K for the fiscal year ended June 30, 2004
		Filed August 26, 2004
      Form 10-Q for the quarterly period ended September 22, 2004
		File No. 1-3657

Dear Mr. Nussbaum:

	We have reviewed the responses in your letter filed on January
28, 2005 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2004

Financial Statements

Consolidated Statements of Shareholders` Equity, page 36

1. We have reviewed your response to prior comment 8 and are still unclear as to why you believe it is appropriate to reflect restricted stock issuances and stock option exercises as increases in retained earnings. Absent a legislative restriction against setting up an additional paid-in-capital (APIC) account, we would expect such activity to be reflected in a contributed capital account (such as APIC) as opposed to an earned capital account or retained earnings.
Please either confirm you will revise future filings accordingly, or provide us additional support for your accounting/presentation, including references to applicable authoritative literature, as appropriate.

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

(u)  Business Reporting Segments, page 42

2. We have reviewed your response to prior comment 13 and continue to believe that to the extent revenues by product line are available, such information should be disclosed pursuant to paragraph 37 of SFAS
131. We believe such disclosures are insightful insofar as they reveal differences in revenue growth and product mix between fiscal years. Thus, please either provide the requested disclosures in future filings or tell us more about why you believe all of your products fall within one product group and why you believe that revenue by product group disclosures are not required and do not provide additional insight into your business. With respect to your belief that all of your products fall within one product group, it is unclear to us why you consider pharmacy sales, photo lab sales, and grocery sales to be one product group.

18.  Discontinued Operations and Restructuring

2004 Asset Rationalization, page 58

3. We have reviewed your response to prior comment 16. In future filings, please revise your MD&A regarding discontinuing operations to indicate why store closures under your asset rationalization plan that are within your core demographic areas are classified as discontinued operations. In particular, please disclose that you expect cash inflows related to these stores to be eliminated as a result of the store closures and that you do not expect cash inflows of the remaining stores to increase significantly as a result of a migration of customers from the closed stores after the disposal. Also, to the extent you have store closures during the period that are included within continuing operations, please disclose the factors that distinguished these stores from the store closures included within discontinued operations.


*    *    *    *




      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

		If you have any questions regarding these comments, please direct them to Staff Accountant Yong Kim at (202) 942-2904. In her absence, direct your questions to Robyn Manuel at (202) 942-7786. Any other questions regarding disclosures issues may be directed to me at (202) 942-2905.


							Sincerely,



							George F. Ohsiek
							Branch Chief


cc (via fax):  D. Michael Byrum






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Mr. Nussbaum
Winn-Dixie Stores, Inc.
Page 2